EXHIBIT 3.168
The Companies Acts 2006
Company Limited by Shares
Memorandum of Association
of
J. & W. Baldwin (Holdings) Limited
1. The name of the Company is “J. & W. Baldwin (Holdings) Limited”.
2. The Company is to be a private company limited by shares.
3. The registered office of the Company will be situated in England.
We, the several persons whose Names, Addresses and Descriptions are subscribed are desirous of being formed into a company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Names and Addresses of Subscribers	Number of Shares taken by Subscriber
ERNEST CHATWIN BALDWIN “Wynhurst” 3, Harewood Avenue Sale, Cheshire	One

Company Director

ALBERT JOHN BALDWIN “Coppins” Mere, Cheshire	One

Company Director

DATED the 17th day of March, 1964